Credit Suisse Securities (USA) LLC

Eleven Madison Avenue

New York, NY 10010

Citigroup Global Markets Inc.

388 Greenwich Street

New York, NY 10013

Cowen and Company, LLC

599 Lexington Avenue

New York, NY 10022

Berenberg Capital Markets LLC

1251 Avenue of the Americas, 53rd Floor

New York, NY 10020

June 15, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	ATAI Life Sciences B.V. Registration Statement on Form S-1 (No. 333-255383) Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of ATAI Life Sciences B.V. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 PM, Eastern Time, on June 17, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Latham & Watkins LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that approximately 1,000 copies of the Preliminary Prospectus included in the above-named Registration Statement, as amended, were distributed during the period from June 11, 2021 through the date hereof, to prospective underwriters, institutions, dealers and others.

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[signature page follows]

Very truly yours,

Acting severally on behalf of themselves and the several underwriters

CREDIT SUISSE SECURITIES (USA) LLC
CITIGROUP GLOBAL MARKETS INC.
COWEN AND COMPANY, LLC
BERENBERG CAPITAL MARKETS LLC

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ John Hoffman
Name: John Hoffman
Title: Managing Director, ECM

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Dean Poniros
Name: Dean Poniros
Title: Director

COWEN AND COMPANY, LLC

By:	/s/ Bill Follis
Name: Bill Follis
Title: Managing Director

BERENBERG CAPITAL MARKETS LLC

By:	/s/ Zachary Brantly
Name: Zachary Brantly
Title: Head of U.S. Investment Banking

By:	/s/ Matt Rosenblatt
Name: Matt Rosenblatt
Title: CCO and Ops Principal

[SIGNATURE PAGE TO ACCELERATION REQUEST OF THE UNDERWRITERS]